BLACKSTONE ADVISORY PARTNERS L.P. AND SUBSIDIARIES
(SEC I.D. No. 8-35941)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934
As a Public Document.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Blackstone Advisory Partners L.P.

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Blackstone Advisory Partners L.P. and subsidiaries (the "Partnership") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2018

We have served as the Partnership's auditor since 1989.

BLACKSTONE ADVISORY PARTNERS L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017
(Dollars in Thousands)

ASSETS

Cash and cash equivalents	$	92,733
Accounts receivable		57,101
Due from affiliates		1,226,551
Other assets		15,383
TOTAL ASSETS	$	1,391,768

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES

Due to affiliates	$	539,017
Due to limited partners		41,883
Accounts payable and accrued expenses		71,195
Accrued compensation and benefits		13,427
Deferred revenue		2,092
Total liabilities		667,614
Redeemable Non-Controlling Interests in Consolidated Entity	$	22,000

PARTNERS' CAPITAL

General Partner	$	6,979
Limited Partner		690,994
Non-controlling interests in consolidated entity		4,181
Total partners' capital		702,154
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	1,391,768

BLACKSTONE ADVISORY PARTNERS L.P. AND SUBSIDIARIES

UNCONSOLIDATED INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2017

1. ORGANIZATION AND NATURE OF OPERATIONS

Blackstone Advisory Partners L.P. ("BAP" or the "Partnership"), a Delaware limited partnership, was formed on September 27, 1988 for the purpose of engaging in the investment banking advisory business specializing in financial and strategic advisory services, restructuring and reorganization advisory services, and underwriting activities, including underwriting on debt offerings, initial public offerings and secondary equity offerings. The term of the Partnership shall continue until December 31, 2038 unless earlier dissolved and terminated in accordance with the amended and restated agreement of Limited Partnership dated November 30, 1988 (the "Partnership Agreement"). BAP is a registered broker dealer and is subject to certain regulations of the United States Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA").

Blackstone Group Holdings L.P. ("BGH"), a holding partnership established for certain entities of The Blackstone Group L.P. ("Blackstone") engaged in the financial services business, is the 99% limited partner of BAP. Blackstone Advisory Services L.L.C. ("BAS LLC") is the 1% general partner of BAP. Both entities are wholly-owned subsidiaries of Blackstone Holdings I L.P., which is a subsidiary of Blackstone.

Profits and losses are allocated in accordance with the Partnership Agreement.

BAP is the sole member of Blackstone Intermediary Holdco L.L.C. ("Holdco"), a holding company established for certain Blackstone entities engaged in the financial services business. Holdco holds the rights, titles, and interests in certain affiliated registered investment advisors and general partner entities, which provide investment management services to limited partners for private equity funds, real estate funds, funds of hedge funds and credit-oriented funds.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the Partnership's Consolidated Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Consolidated Statement of Financial Condition. Actual results could differ materially from the estimates included in the Consolidated Statement of Financial Condition.

Consolidation

The Partnership consolidates all entities it controls through a majority voting interest. The Consolidated Statement of Financial Condition of the Partnership include Holdco and its subsidiaries. All intercompany transactions and balances are eliminated in consolidation.

BLACKSTONE ADVISORY PARTNERS L.P. AND SUBSIDIARIES

**UNCONSOLIDATED INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO
RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2017**

Affiliates

The Partnership considers Blackstone and its founder, senior managing directors, employees, Blackstone subsidiaries, the Blackstone Funds and the Portfolio Companies to be affiliates. Blackstone Funds refer to the private equity funds, real estate funds, funds of hedge funds, credit-oriented funds and management investment companies managed by Blackstone. Portfolio Companies refer to the Blackstone Funds' investments, including majority-owned and controlled investments.

Cash and Cash Equivalents

The Partnership has defined Cash and cash equivalents as cash, including demand funds and money market funds, and short-term, highly liquid investments with original maturities of three months or less. The short-term, highly liquid investments would be classified as Level I within the fair value hierarchy.

Accounts Receivable

Accounts receivable includes management fees receivable from limited partners, disposition fees and incentive fees receivable and advisory fees receivable, including advisory fee receivables from affiliates. Management fees receivable from Blackstone Funds are included in Due from Affiliates. Accounts receivable are assessed periodically for collectability.

Allowance for Doubtful Accounts

The Partnership performs periodic reviews of outstanding accounts receivable and its clients' financial condition. The Partnership generally does not require collateral and establishes an allowance for doubtful accounts based upon factors such as historical experience, credit quality, age of the accounts receivable balances and the current economic conditions that may affect a counterparty's ability to pay such amounts owed to the Partnership.

Foreign Currency

The Partnership's balances that are denominated in foreign currencies are translated into U.S. Dollars at the end of the reporting date, whereas the corresponding income and expenses denominated in foreign currencies are translated into U.S. Dollars on the respective dates they were recorded.

Revenue Recognition

Revenues primarily consist of management and advisory fees, performance fees and other income.

Management and Advisory Fees, net – Management and advisory fees are comprised of management fees, including base management fees, transaction and other fees, management fee reductions and offsets, advisory fees, and underwriting fees.

The Partnership earns base management fees from limited partners of funds in each of its managed funds, at a fixed percentage of assets under management, net asset value, total assets, committed capital or invested capital. Base management fees are recognized based on contractual terms specified in the underlying investment advisory agreements.

BLACKSTONE ADVISORY PARTNERS L.P. AND SUBSIDIARIES

**UNCONSOLIDATED INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO
RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2017**

Transaction and other fees (including monitoring and placement fees) are fees charged directly to funds and portfolio companies. The investment advisory agreements generally require that the investment advisor reduce the amount of management fees payable by the limited partners to the Partnership ("management fee reductions") by an amount equal to a portion of the transaction and other fees directly paid to the Partnership by the portfolio companies or the Blackstone Funds. The amount of the reduction varies by fund, the type of fee paid by the portfolio company and the previously incurred expenses of the fund.

Management fee offsets are reductions to management fees payable by limited partners, which are granted based on the amount they reimburse Blackstone for placement fees.

Advisory fees consist of transaction-based fee arrangements. Transaction-based fees are recognized when (a) there is evidence of an arrangement with a client, (b) agreed upon services have been provided, (c) fees are fixed or determinable and (d) collection is reasonably assured.

Underwriting fees consist of fees related to debt and equity offerings in which BAP acts as an underwriter or arranger. Revenue is recorded net of syndication expenses and at the time the underwriting is completed, the fees are fixed and determinable, and collection is reasonably assured.

Reimbursable expenses that are directly related to such transactions and billable to clients are included in Accounts receivable in the Consolidated Statement of Financial Condition.

Accrued but unpaid management and advisory fees, net of management fee reductions and management fee offsets, as of the reporting date, are included in Accounts receivable or Due from affiliates in the Consolidated Statement of Financial Condition.

Performance Fees – Performance fees earned on the performance of Blackstone's hedge fund structures are recognized based on fund performance during the period, subject to the achievement of minimum return levels, or high water marks, in accordance with the respective terms set out in each hedge fund's governing agreements. Accrued but unpaid performance fees are charged to Blackstone's hedge funds as of the reporting date and are recorded within Due from affiliates in the Consolidated Statement of Financial Condition. Performance fees are realized at the end of a measurement period, typically annually. Once realized, such fees are not subject to clawback or reversal.

Other Income – Other income comprises primarily of administration fees earned for management of a group purchasing program, interest income and foreign currency gains and losses arising on transactions denominated in currencies other than U.S. dollars.

Deferred Revenue – Deferred revenue represents the receipt of management and advisory fees prior to such amounts being earned, and is recognized using the straight-line method over the period that it is earned.

Due to Limited Partners – Amounts due to limited partners represent fee reductions to be provided to limited partners on future management fee invoices. Any amounts still remaining when the fund terminates will be payable to the limited partners.

BLACKSTONE ADVISORY PARTNERS L.P. AND SUBSIDIARIES

UNCONSOLIDATED INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2017

Compensation and Benefits

Compensation and benefits consists of (a) employee compensation, comprising salary and bonus, and benefits paid and payable to employees, including senior managing directors, (b) Blackstone equity-based compensation associated with the grants of equity-based awards to employees, including senior managing directors, and (c) performance fee compensation.

Equity-Based Compensation – Compensation cost relating to the issuance of share based awards to senior managing directors and employees is measured at fair value at the grant date, taking into consideration expected forfeitures, and expensed over the vesting period on a straight line basis. Equity-based awards that do not require future services are expensed immediately. Cash settled equity-based awards are classified as liabilities and included in Due to affiliates in the Consolidated Statement of Financial Condition, and are re-measured at the end of each reporting period.

Performance Fee Compensation – Performance fee compensation consists of performance fee allocations to employees, including senior managing directors, participating in certain profit sharing initiatives. Such compensation expense is subject to both positive and negative adjustments.

Non-Controlling Interests in Consolidated Entity

Non-controlling interests in consolidated entity represent the component of partners' capital in a consolidated entity held by non-consolidated entities. As of December 31, 2017, Blackstone Holdings II L.P. and Stoneco IV Corporation, affiliated non-consolidated entities, held a 1.499% interest in Blackstone Alternative Asset Management L.P., a consolidated entity.

Redeemable Non-Controlling Interests in Consolidated Entity

Redeemable Non-controlling interests in consolidated entity represent the redeemable interest held by non-consolidated entities in Harvest Fund Holdco LP. As of December 31, 2017 the interest totaled $22.0 million.

Income Taxes

No provision for federal or state income taxes is recorded by the Partnership as the individual partners are responsible for such taxes based on their allocable share of the Partnership's taxable income.

The Partnership has adopted applicable provisions of ASC 740, Income Taxes ("ASC 740-10"). ASC 740-10 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of ASC 740-10 and in subsequent periods. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Recent Accounting Developments

BLACKSTONE ADVISORY PARTNERS L.P. AND SUBSIDIARIES

**UNCONSOLIDATED INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO
RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2017**

In May 2014, the Financial Accounting Standards Board ("FASB") issued amended guidance on revenue from contracts with customers. The guidance requires that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity is required to (a) identify the contract(s) with a customer (b) identify the performance obligations in the contract (c) determine the transaction price (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The guidance introduces new qualitative and quantitative disclosure requirements about contracts with customers including revenue and impairments recognized, disaggregation of revenue and information about contract balances and performance obligations. Information is required about significant judgments and changes in judgments in determining the timing of satisfaction of performance obligations and determining the transaction price and amounts allocated to performance obligations. Additional disclosures are required about assets recognized from the costs to obtain or fulfill a contract.

In August 2015, the FASB issued new guidance deferring the effective date of the new revenue recognition standard by one year. The new guidance should be applied for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period.

In March 2016, the FASB issued new guidance on principal versus agent considerations (reporting revenue gross or net). An entity is required to evaluate qualitative indicators to determine if it is acting as a principal or an agent in a transaction. The guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period.

The Partnership has concluded that the majority of its performance fees, primarily incentive fees, are within the scope of the amended revenue recognition guidance. This accounting change will delay recognition of certain incentive fees compared to the Partnership's current accounting treatment, and it is not expected to have a material impact on the Partnership's financial statements. The Partnership has evaluated the impact of the amended revenue recognition guidance on other revenue streams including management fees and it is not expected to have a material impact on the Partnership's financial statements.

3.   RELATED PARTY TRANSACTIONS

Blackstone Administrative Services Partnership L.P. ("BASP"), an affiliate of the Partnership, provides the Partnership and its affiliates with various office facilities, administrative and operational support services at cost ("Indirect Expenses"). Such Indirect Expenses are allocated among the Partnership and its affiliates based upon an established methodology. Under this methodology, expenses (compensation and benefits, occupancy and office services, communications, promotional and research, professional fees and other operating expenses) incurred by support service groups are allocated among the Partnership and its affiliates based on the agreed upon expense drivers of each support service group.

BLACKSTONE ADVISORY PARTNERS L.P. AND SUBSIDIARIES

**UNCONSOLIDATED INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO
RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2017**

Additionally, BASP pays, on behalf of the Partnership, expenses that can be attributed specifically to the Partnership ("Direct Expenses"). Such Direct Expenses are comprised principally of compensation and benefits, occupancy and office services, communications, promotional and research and professional fees. The Partnership reimburses BASP for its share of all Direct and Indirect Expense amounts paid on its behalf.

Blackstone Holdings Finance Co, L.L.C. ("FinCo"), an affiliate of the Partnership, provides cash management services to Holdco and its subsidiaries. This arrangement generates amounts due to Holdco from FinCo, which are reflected in Due from affiliates. FinCo also makes certain payments on behalf of the Partnership which are reflected in Due to affiliates.

Certain fees earned by Holdco are received from Blackstone Funds and Portfolio Companies, which are reflected in Due from Affiliates. There are certain reimbursements to Blackstone Funds for placement fees and other fees and expenses that are reflected in Due to Affiliates. Certain expenses charged to Holdco are allocated to other entities which are not consolidated under the Partnership. These allocations are reflected in Due from Affiliates.

Receivables and Payables

Amounts due to and from affiliates consist of receivables and payables transacted in the ordinary course of business as described above. As of December 31, 2017, the amounts due to and from affiliates are as follows:

Due from Affiliates		
Due from FinCo	$	684,327
Due from Portfolio Companies and Blackstone Funds		526,730
Due from Non-Consolidated Entities		15,094
Due from BASP		400
	$	1,226,551
Due to Affiliates		
Due to BASP	$	418,598
Due to Non-Consolidated Entities		77,249
Due to Portfolio Companies and Blackstone Funds		29,073
Due to FinCo		14,097
	$	539,017

Subadvisory Fees

Services provided include analysis of existing and potential investments by relevant Blackstone Funds, including due diligence, structuring and financing of acquisitions and disposals. The fees for such services are cost plus a fixed percentage, as stipulated by the respective agreements.

BLACKSTONE ADVISORY PARTNERS L.P. AND SUBSIDIARIES

**UNCONSOLIDATED INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO
RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2017**

4.   INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences that may exist between the carrying amounts of assets and liabilities for financial statement reporting purposes and the amount for income tax purposes using enacted tax rates in effect for the year in which the differences are expected to reverse. The significant temporary difference results from the timing of recognition of certain management fee reductions resulting in a deferred tax liability.

Since both partners of the Partnership are wholly-owned by Blackstone Holdings I L.P., the Partnership and its wholly-owned affiliates are included in the federal, state and local tax returns filed by Blackstone Holdings I L.P. Blackstone Holdings I L.P. and Blackstone Alternative Asset Management L.P. file tax returns as prescribed by the tax laws of the jurisdictions in which they operate. As of December 31, 2017, the federal income tax returns filed for 2014 through 2016 are open under the normal three-year statute of limitations and therefore subject to examination. State and local income tax returns filed for 2013 through 2016 are generally open under statute and subject to examination.

The City of New York is examining tax returns filed by Blackstone Alternative Asset Management L.P. for the years 2007 through 2009.   We do not expect the results of this audit to have a material impact on the Consolidated Statement of Financial Condition.

Any unrecognized tax benefits are recorded in Accounts Payable and Accrued Expenses in the Consolidated Statement of Financial Condition. At December 31, 2017, the Partnership had no unrecognized tax benefits.

5.   CONCENTRATION OF CREDIT RISK

The Partnership is subject to concentrations of credit risk with respect to its accounts receivable. The Partnership had one client account for approximately 21% of its accounts receivable at December 31, 2017.

6.   PARTNERS' CAPITAL

During the year ended December 31, 2017, the Partnership distributed partners' capital to Blackstone in the amount of $378.6 million.

7.   NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Partnership files an Unconsolidated FOCUS Report and is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. Rule 15c3-1 requires the maintenance of minimum net capital, as defined, which shall be the greater of $0.1 million or 6 ⅔% of aggregate indebtedness, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Partnership's ratio of aggregate indebtedness to net capital was 0.01 to 1 and its net capital of $70.8 million was $70.7 million in excess of the minimum regulatory requirement.

BLACKSTONE ADVISORY PARTNERS L.P. AND SUBSIDIARIES

**UNCONSOLIDATED INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO
RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2017**

The Partnership does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and accordingly is exempt from the Customer Protection Rule (Rule 15c3-3).

8.   DEFINED CONTRIBUTION PLAN

Blackstone provides a 401(k) plan (the "Plan") to eligible employees in the United States. Some 401(k) participants, as defined by the Plan, may receive an employer match as pretax annual compensation up to a maximum of $5 thousand per calendar year. BASP serves as the Plan's Sponsor and Fidelity investments serves as the Plan's Administrator.

9.   COMMITMENTS AND CONTINGENCIES

Contingent Performance Fees

The Partnership has accrued performance fees attributable to arrangements where the measurement period has not ended and are expected to be fully realized in the next five years. The total amount expected to be realized as of December 31, 2017 is $12.1 million, which approximates fair value and is included in Accounts receivable or Due from affiliates, as applicable, in the Consolidated Statement of Financial Condition.

Litigation

From time to time, the Partnership is named as a defendant in legal actions relating to transactions conducted in the ordinary course of business. Although there can be no assurance of the outcome of such legal actions, in the opinion of management, the Partnership does not have a potential liability related to any current legal proceeding or claim that would individually or in the aggregate materially adversely affect the financial position.

Indemnification

The Partnership enters into contracts that contain a variety of indemnifications. The Partnership's maximum exposure under these arrangements is not known. However, the Partnership has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

10. SUBSEQUENT EVENTS

The Partnership has evaluated the impact of all subsequent events through the date the Consolidated Statement of Financial Condition were issued, and has determined there were no subsequent events requiring recognition or disclosure in the Consolidated Statement of Financial Condition.

* * * * * * *